

JANUARY 2021

Forward Looking Statement

Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and Silk Road's own internal estimates and research. While Silk Road believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources and undertakes no obligation to update such information after the date of this presentation. While Silk Road believes its internal research is reliable, such research has not been verified by any independent source.

This presentation contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, our future plans and strategies, our clinical results and other future conditions. All statements other than statements of historical facts contained in this presentation, including statements regarding future results of operations and financial position, business strategy, current and prospective markets or products, clinical activities, regulatory approvals, degree of market acceptance, and plans and objectives of management for future operations, are forward-looking statements. The words "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "estimate," "believe," "predict," "potential" or "continue" or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this presentation represent our views as of the date of this presentation. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Such statements are based on current assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties, many of which are beyond our control, include risks described in the section entitled Risk Factors in our most recent 10-K filing and 10-Q filings made with the Securities and Exchange Commission. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business.



Ushering in a **new era** of minimally-invasive **transcarotid** therapies





New Indications

New Products

New Therapies

International Expansion

Commercial Execution



$5.1B Global TCAR Opportunity

Market Strategy

1 **Convert** current procedures   **$1.1B**
Established market with suboptimal treatments

    ✓ **$707M High Surgical Risk, ~2/3 or 110K procedures**

    ○ *$360M Standard Surgical Risk, ~1/3 or 56k procedures*

2 Treat today's **untreated**   **$1.7B**
TCAR changes risk / reward

3 Expand **internationally**   **$2.3B**



432K Diagnoses

166K Treated[1]

266K Monitored[2]

Sources: Modus Health Group data for 2019; GlobalData Carotid and Renal Artery Stents Global Market Model, 2015-2030; Internal estimates. Note: US opportunity calculated as procedure volume multiplied by average sales price of each TCAR product (1 unit each) (1 unit each)
[1] Treated with CEA, CAS, or TCAR; does not include patients who undergo medical management alone; Includes both standard and high surgical risk
[2] Includes patients who did not undergo a surgical or endovascular procedure in 2019 and were instead monitored and treated with medical management alone

4

SILKROAD
MEDICAL®

Carotid Artery Disease –
33% of Ischemic Strokes



Cause of stroke:



Plaque fragments
break off and move to brain

Prevalence

4.3M people in US have carotid stenosis

Source: Weerd M Stroke 2010; Modus Health Group for 2019,
Vascularweb.org

SILKROAD
MEDICAL

New Era of Minimally-Invasive Transcarotid Therapies

SURGICAL:
Carotid Endarterectomy (CEA)
65 years



~82% of procedures

 **HIGHER RATE** of procedural complications

 **LOW** 30-day stroke risk

A Dated Standard of Care

ENDOVASCULAR:
Transfemoral Carotid Artery Stenting (CAS)
Since the '90s

Crossing the lesion

Crossing the aortic arch



~13% of procedures

 LOWER adverse events

 **HIGHER (~2x)** 30-day stroke risk

A Niche Procedure

TransCarotid Artery Revascularization (TCAR)
A New Era



 LOWER adverse events

 **LOW** 30-day stroke risk

Paradigm Shift in Care

Source: Modus Health Group for 2019

SILKROAD MEDICAL®

TCAR Portfolio
Paradigm Shift to Transcarotid

Direct Carotid Access



Robust Flow Reversal



ENHANCE®
Transcarotid Peripheral
Access Kit

ENROUTE® Transcarotid
Neuroprotection System (NPS)
*Helps Protect the Brain
During the Procedure*

ENROUTE® Transcarotid
Stent System
*Helps Protect the Brain
After the Procedure*

ENROUTE®
0.014" Guidewire

SILKROAD > MEDICAL®

ENROUTE® Stent & Transcarotid Neuroprotection System in Action



ENROUTE® Transcarotid Stent System

Venous Return Sheath

ENROUTE NPS Arterial Sheath

Flow Controller with 200um filter

Exposed filter with emboli

SILKROAD MEDICAL®

The proof
is in the filter





25,000+
TCAR procedures worldwide[1]

[1] Silk Road Medical Third Quarter 2020 Earnings Call on November 10, 2020

SILKROAD
MEDICAL®



Momentum in U.S. Carotid Artery Disease Market

1 Mounting Wave of Clinical Evidence

\+ 2 Cost Effective, Efficient Procedure

\+ 3 Training and Commercialization Expertise

= **Sustained Adoption**

SILKROAD MEDICAL®

Relentless Focus on Patient Outcomes
Every patient.
Every day.

SILKROAD
MEDICAL®

Ongoing Validation of TCAR







Compelling Outcomes[1,2,3]

>7,000 patients worth of data published since 2019

- Low periprocedural stroke and death rates

- Lower odds cranial nerve injury

- Lower odds myocardial infarction

- Lower odds hospital stay >1 day

[1] Vikram S. Kashyap MD, et al. Early Outcomes in the ROADSTER 2 Study of Transcarotid Artery Revascularization in Patients With Significant Carotid Artery Disease. Stroke. August 19, 2020; 51:2620–2629. DOI: 10.1161/STROKEAHA.120.030550

[2] Mahmoud B. Malas MD, MHS; Hanaa Dakour-Aridi MD; Vikram S. Kashyap MD, et al. TransCarotid Revascularization with Dynamic Flow reversal versus Carotid Endarterectomy in the Vascular Quality Initiative Surveillance Project. Annals of Surgery. September 15, 2020; 322(23):2313-2322. DOI: 10.1097/SLA.0000000000004496

[3] Marc L. Schermerhorn, MD, Patric Liang, MD, Jens Eldrup-Jorgensen, MD, et al. Revascularization vs Transfemoral Carotid Artery Stenting with Stroke or Death among Patients with Carotid Artery Stenosis. The Journal of the American Medical Association. 2019; 322(23):2313-2322. DOI: 10.1001/jama.2019.18441

SILKROAD MEDICAL®

Efficiencies of a Less Invasive Approach

Average Procedure Time[1]

TCAR
73 Mins

vs

CEA
121 Mins





Ability to treat **67% more** patients vs. CEA

Cost of Operating Room Time[2]

TCAR
$2,701

vs

CEA
$4,447



$$$
$$$$

Reduced OR Time Cost over CEA: **$1,776**

[1] Annals of Surgery 2020 - M. Malas, Transcarotid Revascularization with Dynamic Flow reversal versus Carotid Endarterectomy in the Vascular Quality Initiative Surveillance Project
[2] Childers et al. JAMA Surg 2018 Apr; 153(4)* with protamine use; Based on average procedure cost in national survey data

SILKROAD
MEDICAL®

Procedure Margin
Economic Value Proposition Supporting Utilization



2021 DRG Rate: +4%

2021 DRG Rate: +7%

| CEA MSDRG 037-039 REIMBURSEMENT | PROCEDURE COSTS[1] | CEA HOSPITAL PROCEDURE MARGIN |

| TCAR MSDRG 034-036 REIMBURSEMENT | PROCEDURE COSTS[1] | TCAR HOSPITAL PROCEDURE MARGIN |

Hospital stay margin: TCAR furthers the economic advantage by reducing in-hospital complications and length of stay

Source: Health Advances and company analysis
[1] Procedure costs include OR time, devices, medication, overhead, etc. Excludes hospital length of stay expenses.

SILKROAD MEDICAL®













Easy-to-Learn Procedure

with Many Physicians Trained

Decreasing **operative time** with experience…

82 minutes

<5 cases

Novice

60 minutes

>30 cases

Expert

No significant differences[1] in major in-hospital outcomes were found regardless of experience level…

- **Stroke**
- **Death**
- **Composite stroke/death/MI**

Source: Kashyap, V.S., A.H. King et al. "Learning Curve for Surgeons Adopting Transcarotid Artery Revascularization Based on the Vascular Quality Initiative-Transcarotid Artery Revascularization Surveillance Project." *Journal of American College of Surgeons* (2019), doi: https://doi.org/10.1016/j.jamcollsurg.2019.09.020.

[1] Expert physicians were more likely to treat patients with moderate or severe congestive heart failure, novice and intermediate physicians were more likely to treat patients with prior CEA or CAS, and advanced and expert physicians were more likely to treat patients with CMS medical high-risk criteria.

Physician Training Pivot

National TEST Drive Program → Q2 2020 → **Virtual / Regional**







- In-person didactic
- Large cohorts hands-on

- Online didactic
- Smaller group, regional hands-on

SILKROAD MEDICAL®

Commercial Strategy: Where Are We Now?
Establishing TCAR in Large, Unpenetrated Opportunity

US Market Share as of Q4 2017[1]



1%

US Market Share as of Q3 2020[1]



6x increase

[1] Based on Modus Health Group data for 2019 of 166k procedures and company's reported total annual procedures as of Q4 2017 and LTM procedures as of Q3 2020

SILKROAD MEDICAL®

Commercial Strategy: Deepening US Adoption
Substantial Potential in Trained Physician Base



~1,770
Physicians trained as of YE 2020[1]

~55%
were trained within last 8 quarters

Top Quartile Physicians Adoption Curve

Procedures per Quarter

1.5

5.2

Quarters from initial training

[1] 2020 guidance as of 3Q20 Earnings Call
[2] Average Procedures per Physician for first eight quarters from initial training for Top 25% of all TCAR-certified physicians trained > Q4 2016. Top 25% is calculated for each annual training cohort (pre-2017, 2017, 2018, 2019, 2020) and combined.

SILKROAD MEDICAL®

Growing TCAR Adoption
Utilization-Driven Revenue



~2,825 procedures

US Procedures —— Net revenue ($mm)

[1] Second quarter revenue in 2020 included the recognition of $1.3 million in deferred revenue due to a decrease in the provision for sales returns related to certain prior sales with a shorter shelf life, coupled with the downward trend in the company's historical returns rate

Meaningful Outcomes and Experiences
Physician Experience with TCAR during the Pandemic



Michael C. Stoner, M.D.
Chief of Vascular Surgery
University of Rochester Medical Center

"TCAR is **super predictable**. They're out in 24 hours. You can keep marching these people through and prevent the disability they would have with a stroke."

"This procedure can be done reliably on incredibly sick people in an almost collapsing healthcare system around us."

SILKROAD
MEDICAL®

Ushering in a New Era of Transcarotid Therapies

Deepening U.S. TCAR Adoption

- Mounting Wave of Clinical Evidence

- Emphasis on Economic Value Proposition

- World-class Training and Commercialization Expertise



Sole Player in Greenfield Opportunity

Expanding Beyond Core Market

- TCAR Product Expansion

- Leveraging Transcarotid Expertise to Neurovascular Markets

- Expanding International Presence

